

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Bill Chen
Chief Executive Officer
LBBB Merger Corp.
667 Madison Avenue
New York, NY 10065

  Re: LBBB Merger Corp.
    Amendment No. 4 to Registration Statement on Form S-4
    Filed November 21, 2023
    File No. 333-268343

Dear Bill Chen:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Nature's Miracle's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the nine months ended September 30, 2023 and 2022, page 148

1. Please tell us why you deleted disclosure on page 148 that provided a quantitative analysis about the changes in revenue and cost of revenue for periods presented. Please provide a more robust analysis for the significant decreases in revenue and cost of revenue both in quantitative and qualitative terms. For example, expand on your discussion of slower customer demand and the more competitive market that led to the significant decrease in revenue and note the primary drivers of these changes and if you expect them to be temporary or permanent. We refer to guidance in Item 303 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2023, page 170

2. We note you show a negative cash balance in your pro forma combined balance sheet. Please revise, to show this balance as a liability / bank overdraft.

Nature's Miracle, Inc.
Notes to Unaudited Consolidated Financial Statements
Note 3 - Basis of presentation and summary of significant accounting policies
Segment reporting, page F-14

3. We note your response to our previous comment 7. Please expand your response to:
    - Tell us what financial information is provided to your chief operating decision maker (i.e., CODM) and the frequency in which it is provided.
    - Tell us the title and describe the role of each of the individuals who reports to your CODM.
    - Tell us how often the CODM meets with each of his direct reports, the nature of any financial information the CODM receives or discusses with his direct reports when they meet, and the other participants at those meetings.

Lakeshore Acquisition II Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 7 - Commitments and Contingencies
Bonus Shares, page F-92

4. We note based on your disclosure on page F-92 that as of September 30, 2023 you committed to issue an aggregate of 56,000 bonus shares of PubCo related to loan agreements entered into in March, July, August, and September 2023.   Disclose how you plan to account for the issuance of the bonus shares. Refer to your basis in accounting literature.   Tell us how you considered the presentation of these issuances in your pro forma unaudited financial statements.

General

5. We note your disclosure on page 174 that "under this full redemption scenario, the cash position of the combined PubCo would be negative without any further financing." Given the net tangible asset requirement to complete the Business Combination and the significant number of redemptions to date, please revise your disclosure where relevant to discuss the likelihood of any additional financing and whether you intend to waive this condition if necessary.

       Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso